UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

Specialized Disclosure Report

SPX Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-6948	38-1016240
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13320 Ballantyne Corporate Place, Charlotte, North Carolina	28277
(Address of principal executive offices)	(Zip Code)

Jeremy W. Smeltser (704) 752-4400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

ITEM 1.01        Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

SPX Corporation’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.spx.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

ITEM 1.02        Exhibit

See Item 2.01 Below

Section 2 — Exhibits

ITEM 2.01        Exhibits

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SPX Corporation

/s/ Jeremy W. Smeltser

By:	Jeremy W. Smeltser	June 2, 2014
Vice President and Chief Financial Officer

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